# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Black Titan Corp, CIK 0002034400
CUSIP: G1156E102
Title of class of securities: Ordinary Shares, par value $0.001
Address of issuer's principal executive offices: Level 8, Unit 8-02, The Bousteador, 10, Jalan PJU 7/6, Mutiara Damansara, 47800 PJ, Selangor, Malaysia (N8), 47800
Date of event which requires filing of this statement: 10/01/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002094711

## Reporting persons
- ARC Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 720,358; shared voting power 0; sole dispositive power 720,358; shared dispositive power 0; aggregate amount beneficially owned 720,358 (9.9% of the class)
- Abraham Cinta: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); sole voting power 720,358; shared voting power 0; sole dispositive power 720,358; shared dispositive power 0; aggregate amount beneficially owned 720,358 (9.9% of the class)
  Comment: Mr. Cinta as the director of ARC Group Limited, the record owner of the shares reported on this page, has the power to direct the vote and disposition of the shares.

## Item 1. Issuer
Name of issuer: Black Titan Corp
Address of issuer's principal executive offices: Level 8, Unit 8-02, The Bousteador, 10, Jalan PJU 7/6, Mutiara Damansara, 47800 PJ, Selangor ,N8 47800

## Item 2. Person Filing
Name of person filing: ARC Group Limited ("ARC"); Abraham Cinta ("Mr. Cinta")
Address of principal business office or, if none, residence: ARC: 1539 Nanjing West Road, Office Tower 2, Floor 43, Kerry Center 200040, Shanghai China; Mr. Cinta: 1539 Nanjing West Road, Office Tower 2, Floor 43, Kerry Center 200040, Shanghai China
Citizenship: ARC: Hong Kong; Mr. Cinta: Mexico

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 720,358
Percent of class: 9.9
Sole power to vote or to direct the vote: 720,358
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 720,358
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- ARC Group Limited: /s/ Abraham Cinta, Abraham Cinta, Director (11/03/2025)
- Abraham Cinta: /s/ Abraham Cinta, Abraham Cinta (11/03/2025)